May 1, 2023

VIA EDGAR

Kristin Lochhead

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	agilon health, inc.

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed March 1, 2023

File No. 001-40332

Dear Ms. Lochhead:

This letter sets forth the responses of agilon health, inc. (the “Company”) to the comments contained in your letter, dated April 24, 2023, relating to the above Form 10-K (the “Form 10-K”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the Registrant’s responses are set forth in plain text immediately following each comment.

Capitalized terms used but not defined herein have the meanings assigned to them in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2022

Medical Margin, page 60

1.

Explain to us how you considered that Medical Margin is a non-GAAP measure and you should include all disclosures required by Item 10(e) of Regulation S-X, including a reconciliation to the most directly comparable financial measure and a presentation of the U.S. GAAP measure with equal or greater prominence. In that regard, it appears that the most comparable U.S. GAAP measure would be a fully-burdened gross profit/margin regardless of whether this measure is included in the income statement. Please also apply to the similar disclosures in Exhibit 99.1 to your Form 8-K dated March 1, 2023.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that, beginning with its upcoming Form 10-Q and earnings release furnished on Form 8-K, the Company will include all disclosures required by Item 10(e) of Regulation S-K, including a reconciliation of Medical Margin to gross profit, which is the most comparable U.S. GAAP measure, with equal or greater prominence. Below is an example of the reconciliation that the Company will include in future filings:

	Three Months Ended March 31,
	2023	2022
Gross profit(1)	$	$
Other operating revenue
Other medical expenses

Medical Margin	$	$

(1)	Gross profit is defined as Total revenues less Medical services expense and Other medical expenses.

Although not presented in the Company’s consolidated statements of operations, the Company’s fully-burdened gross profit calculated in accordance with GAAP is defined as total revenues less medical services expense and other medical expenses. The Company’s total revenues include medical services revenue and other operating revenue. Medical services revenue consists of capitation revenue under contracts with various payors under which the Company is entitled to per-member-per-month fees to provide a defined range of healthcare services for health plan members through contracted physician partners and affiliated primary care physicians. Other operating revenue is primarily composed of fees earned under contracts with certain healthcare providers for usage of claims processing software that the Company hosts. The Company’s costs of revenues consist of Medical services expense and Other medical expenses, which represent the costs that are directly related to providing the services that generate revenue. Medical services expense includes the costs incurred for medical services provided to health plan members that have been rendered by third parties inclusive of an estimate for claims that have not yet been received, processed or paid. Other medical expenses include partner physician compensation expense and other provider costs, which are related to the Company’s operations in various geographies in which the Company has partner relationships. These costs are dependent on numerous factors including, but not limited to, growth of partner practices, profit sharing costs generated from operational efficiencies, healthcare services provided, and staffing.

To arrive at a fully-burdened gross profit, the Company considered whether any further operating expenses were directly related to, or directly contributed to, the generation of revenue, and should therefore be included in costs of revenues. General and administrative expenses and depreciation and amortization reflect corporate-level expenses that are related to the overall support of the Company’s operations. The Company believes these expenses are appropriately characterized as indirect operating costs that are not directly related to specific medical services or the platforms on which medical services that generate revenue are provided. There is no direct and corresponding amount of any of these operating expenses that could be apportioned or attributable to the revenue generating services that the Company provides. As a result, the Company concluded that it would not be appropriate to include any portion of these expenses within the calculation of gross profit.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 68

2.

We have reviewed your response to prior comment one and it appears that geography entry and expansion costs represent costs incurred as part of the company’s growth strategy and such costs are normal recurring expenses. Consistent with the guidance in Question 100.01 of the CD&I related to Non-GAAP Financial Measures updated December 13, 2022, please revise future filings to remove the adjustment for geography entry and expansion costs from your non-GAAP measure, Adjusted EBITDA. Please also apply to future presentations provided on Form 8-K.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that, beginning with its upcoming Form 10-Q and earnings release furnished on Form 8-K, the Company will remove the adjustment for geography entry costs from its non-GAAP measure, Adjusted EBITDA.

3.

As a related matter, we see that Contribution Margin is adjusted to exclude costs in geographies that are in implementation and are not yet generating revenue. Please also revise future filings to remove the adjustment since the costs relate to normal recurring costs to grow your business. Reference Question 100.01 of the CD&I related to Non-GAAP Financial Measures updated December 13, 2022.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that, beginning with its upcoming Form 10-Q and earnings release furnished on Form 8-K, the Company will cease reporting its non-GAAP measure, Network Contribution. Removing the adjustment for costs in geographies that are in implementation and are not yet generating revenue would result in Network Contribution being effectively equal to gross profit as defined above in Response 1. As such, the Company will replace discussion of “Network Contribution” with a discussion of the GAAP measure of gross profit.

If you have any questions regarding this letter, please do not hesitate to call me at (562) 256-3800.

Best regards,

/s/ Timothy Bensley
Timothy Bensley
Executive Vice President and Chief Financial Officer

cc:	Brian Cascio

U.S. Securities and Exchange Commission

Steven J. Sell, Chief Executive Officer and President

Denise Zamore, Chief Legal Officer and Corporate Secretary

Priscilla Kasenchak, Chief Accounting Officer

agilon health, inc.

Benjamin R. Pedersen

Paul M. Rodel

Debevoise & Plimpton LLP